                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)



                                  TIFFANY & CO.
                                (Name of Issuer)



                          Common Stock, par value $0.01
                         (Title of Class of Securities)



                                   886 547 108
                                 (CUSIP Number)


                               Kazunari Nagamatsu
                          c/o Mitsukoshi (U.S.A.) Inc.
                               12 East 49th Street
                            New York, New York 10017
                                 (212) 753-5580
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                 January 7, 1999
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

CUSIP NO.        886 547 108

1)       Names of Reporting Person.                  Mitsukoshi Ltd.
         Identification No. of
         Above Person (entities only)
--------------------------------------------------------------------------------
2)       Check the Appropriate Box          (a)
         if a Member of a Group             (b)
         (See Instructions)
--------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------
4)       Source of Funds (See
         Instructions)                      WC
--------------------------------------------------------------------------------
5)       Check if Disclosure of Legal
         Proceedings is Required Pur-
         suant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)       Citizenship or Place of                              Japan
         Organization
--------------------------------------------------------------------------------

Number of                  (7)      Sole Voting Power        4,270,000 shares
Shares Bene-               -----------------------------------------------------
 ficially                  (8)      Shared Voting
Owned by                            Power                            0 shares
Each Report-               -----------------------------------------------------
 ing Person                (9)      Sole Dispositive
   With                             Power                    4,270,000 shares
                           -----------------------------------------------------
                           (10)     Shared Dispositive
                                    Power                            0 shares
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                       4,270,000 shares
--------------------------------------------------------------------------------
12)      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)
--------------------------------------------------------------------------------
13)      Percent of Class Represented
         by Amount in Row (11)                                         12.3%(1)
--------------------------------------------------------------------------------
14)      Type of Reporting Person (See
         Instructions)                                                 CO
--------------------------------------------------------------------------------

-------------------------
(1) Based on 34,606,329 shares of Common Stock outstanding, as reported in the Issuer's Registration Statement on Form S-3 filed with the SEC on January 7, 1999.

                  Schedule 13D of Mitsukoshi Ltd. filed with the Securities and Exchange Commission on October 3, 1989, as amended by Amendment No. 1 filed on November 17, 1989 and Amendment No. 2 filed on January 3, 1990, is hereby further amended(1) as follows:

Item 1. Security and Issuer.

                  This statement relates to the Common Stock, $0.01 par value (hereafter "Common Stock"), of Tiffany & Co., which has its principal executive offices at 727 Fifth Avenue, New York, New York 10022 (hereafter referred to as the "Issuer").

Item 2. Identity and Background

                  (a) The following is information with respect to the identity and background of the person filing this statement:

                      (i) The name of the reporting person is Mitsukoshi Ltd., a corporation organized under the laws of Japan (the "Company").

                      (ii) The Company's principal business and office are located at 4-1 Nihombashi Muromachi 1-chome, Chuo-ku, Tokyo, 103, Japan.

                      (iii) The Company, which traces its origin back to 1673, was incorporated in 1904 and ranks as one of the largest retailing companies in Japan. The Company's principal business is operating a chain of department stores in Tokyo and other major cities.

                      (iv) The Company has not been convicted in a criminal proceeding (excluding minor violations and similar misdemeanors) in the past five years; nor has it been a party to a civil proceeding with respect to activities subject to federal and state securities laws in the past five years.

                  (b) The executive officers and directors of the Company are as follows:


                  Executive Officers

                  Kazuo Inoue               --       President
                  Kentaro Matsumoto         --       Senior Managing Director
                  Taneo Nakamura            --       Managing Director
                  Keizo Fujimoto            --       Managing Director
                  Shoji Hiraide             --       Managing Director
                  Kaoru Kasama              --       Managing Director

                  Directors

                  Keiichiro Iwase                    Motoaki Kire
                  Eiji Watanabe                      Mitsuo Kanazawa
                  Masahiro Yamada                    Toshio Taniguchi
                  Minoru Yamaguchi                   Shigeki Uebayashi

--------
1 This amendment is the first electronic amendment to the Schedule 13D, as amended, and is being restated in its entirety as required by Rule 101(a)(2)(ii) of Regulation S-T and Rule 13d-2(e) of the general rules and regulations under the Securities Exchange Act of 1934, as amended.

                  Nobuo Takami                       Yasushi Nishimoto
                  Hideyuki Ohira                     Keiji Miyamoto
                  Takeo Nemoto                       Kenichi Kamiya

                  The business address of each person listed above other than Mr. Kamiya is c/o Mitsukoshi Ltd., 4-1 Nihombashi Muromachi, 1-chome, Chuo-ku, Tokyo, 103, Japan. As each of such persons is employed by the Company, reference is made to Item 2(a) of this statement with respect to the principal business of the Company.

                  Mr. Kamiya is the former Chairman of Sakura Bank, a Japanese bank whose business address is 1-3-1 Kudan-Minami, Chiyoda-ku, Tokyo 100-91, Japan.

                  All of the foregoing individuals are Japanese citizens; they have not been convicted in a criminal proceeding (excluding minor traffic violations and similar misdemeanors) in the past five years; nor has any of them been a party to a civil proceeding with respect to activities subject to federal and state securities laws in the past five years.

 Item 3. Source and Amount of Funds or Other Consideration.

                  The Company purchased Three Million (3,000,000)(2) shares of Common Stock pursuant to the Stock Purchase Agreement dated September 21, 1989 (the "GECC Stock Purchase Agreement") between the Company and General Electric Capital Corporation for approximately $92,875,000. The purchase price for such shares was paid out of the Company's working capital.

                  Prior to entering into the GECC Stock Purchase Agreement, the Company purchased 1,110,000 shares of Common Stock on the open market in broker's transactions from May 13, 1987 to February 20, 1989 for an aggregate purchase price of $9,768,750, all of which was paid out of the Company's working capital.

                  On December 15, 1989, the Company purchased 160,000 shares of Common Stock from Elsa Peretti pursuant to a Stock Purchase Agreement dated December 7, 1989 (the "Peretti Stock Purchase Agreement"), in a private transaction in Switzerland for an aggregate purchase price of $4,108,000. The purchase price for such shares was paid out of the Company's working capital.

Item 4.           Purpose of Transaction.

                  The shares of Common Stock purchased by the Company were acquired for corporate investment by the Company.

                  The Agreement dated September 21, 1989 between the Company and the Issuer (the "Standstill Agreement") provides that without the approval of the Issuer's Board of Directors, for a period of five (5) years from the date of the Standstill Agreement, or, if earlier, until such time as a "change of control" (as defined in the Standstill Agreement) of the Issuer occurs, neither the Company nor its affiliates will (i) purchase additional shares of the Issuer's Common Stock that would, combined with its present holdings, aggregate 20.0% or more of the outstanding voting shares of the Issuer; (ii) acquire any assets of the Issuer or any subsidiary of the Issuer; (iii) enter into any acquisition or other business combination relating to the Issuer or to any subsidiary of the Issuer; (iv) make, or in any way participate

--------
2 Numbers of shares have been adjusted to reflect a three-for-two stock split effective July 14, 1989 and a two-for-one stock split effective July 23, 1996.

in, any solicitation of proxies with respect to the voting securities of the Issuer; (v) otherwise act alone or in concert with others to seek to control management or the Board of Directors of the Issuer or of any subsidiary of the Issuer; (vi) directly or indirectly participate in or encourage the formation of a "13D group"; or (vii) advise, assist or encourage any other person in connection with any of the foregoing. The Standstill Agreement also provides that the Company will not sell any of the Shares without giving the Issuer a right of first refusal and that the Issuer, upon the Company's request, will prepare and file with the Securities and Exchange Commission a registration statement with respect to the Shares.

                  The provisions of the Stock Purchase Agreement and the Standstill Agreement are set forth in full in those documents which were previously filed as Exhibits A and B to this Schedule, and which are incorporated herein in their entirety by this reference in answer to this Item. The description of the terms and provisions of these documents is a summary only, and is qualified in its entirety by reference to such documents.

                  Mr. Yoshiaki Sakakura, formerly Chairman and Chief Executive Officer of the Company, has served as a director of the Issuer since November 1989.

                  On January 7, 1999 the Company announced that it intends to offer 3,880,000 shares of Common Stock, subject to market conditions and other factors, pursuant to an underwriter registered public offering (the "Offering"). The underwriters in connection with the Offering will have the option to purchase the remaining 390,000 shares of Common Stock owned by the Company to cover over-allotments. The Issuer has filed a Registration Statement on Form S-3 with respect to the Shares to be sold in the Offering, as contemplated by the Standstill Agreement. The Company and the Issuer have entered into a Letter Agreement dated as of January 6, 1999 providing for the termination of the Standstill Agreement upon consummation of the Offering. The Company is not obligated to consummate the Offering.

                  Other than as indicated above, the Company has no current plans or proposals which relate to or would result in any of the following (although the Company reserves the right to develop such plans or proposals):
(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board of Directors;
(iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) any change in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration as a publicly traded security pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (ix) any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.

                  (a) As of the date hereof, the Company owns beneficially 4,270,000 shares of the Common Stock, constituting 12.3% of the shares outstanding. Upon the completion of the Offering, if the underwriters' over-allotment option is exercised in full, it is not contemplated that the Company will own any shares of Common Stock. The percentages used herein are calculated based upon 34,606,329 shares of Common Stock stated to be issued and outstanding at October 31, 1998 as reflected in the Issuer's Registration Statement on Form S-3, filed with the SEC on January 7, 1999.

                  (b) The Company has the power to vote and to dispose of the shares of the Common Stock owned by it.

                  (c) There were no transactions in the shares of the Common Stock of the Issuer effected by the Company during the past sixty days.

                  (d) No person other than the Company is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of such shares of Common Stock owned by the Company.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except as described in this Schedule 13D, as amended, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Company and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loans, or the giving or withholding of proxies.

Item 7.           Material to Be Filed as Exhibits.

                  1. Stock Purchase Agreement (previously filed as Exhibit A to the Company's Schedule 13D filed on October 3,
                           1989).

                  2. Standstill Agreement (previously filed as Exhibit B to the Company's Schedule 13D filed on October 3,
                           1989).

                  3. Letter Agreement dated as of January 6, 1999 between the Company and the Issuer (filed herewith).

                  4. Form of U.S. Purchase Agreement between the Company and the several underwriters referred to therein (incorporated by reference to Exhibit 1.1 to Registration Statement on Form S-3 of the Issuer, File No. 333-70193).

                  5. Form of International Purchase Agreement between the Company and the several underwriters referred to therein (incorporated by reference to Exhibit 1.2 to Registration Statement on Form S-3 of the Issuer, File No. 333-70193).

                  6. Power of Attorney, dated January 7, 1999 (filed herewith).


                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            MITSUKOSHI LTD


                                            By /s/ Kazunari Nagamatsu
                                            -----------------------------------
                                            Name: Kazunari Nagamatsu
                                            Title:  Attorney-in-fact


Dated: January 19, 1999